

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 21, 2010

Richard D. Smith
Chief Financial Officer
Allied Motion Technologies, Inc.
23 Inverness Way East
Suite 150
Englewood, Colorado 80112

   Re: **Allied Motion Technologies, Inc.**
       Form 10-K for the fiscal year ended December 31, 2009
       File No. 000-04041

Dear Mr. Smith:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant